Exhibit 99.4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2025

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment indicators for vessels held and used

Description of the matter

As of December 31, 2025, the carrying value of the Company’s vessels, including unamortized dry-docking costs was $3,179,861. As discussed in Note 1(i), 4 and 5 to the consolidated financial statements, the Company assesses whether events or changes in circumstances have occurred that could indicate that the carrying amounts of its vessels plus unamortized dry-docking costs may not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Auditing the Company’s impairment indicator assessment was complex due to the judgement and estimation uncertainty required to evaluate events or changes in circumstances affecting the market and economic conditions in a cyclical and volatile industry, as well as the subjectivity involved in assessing potential indicators of impairment.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment indicator assessment process concerning controls over management’s identification of impairment indicators.

We analyzed management’s impairment assessment of vessel impairment indicators against the accounting guidance in ASC 360. In order to test management’s assessment of the developments in market conditions, our procedures included, among others, performing an analysis over the market charter rates and market prices, recent sale and purchase activity for second-hand tanker and LNG vessels, as well as changes in third-party valuations using market information derived from external industry data. Our procedures also included sensitivity analyses to evaluate the impact from potential sales. We assessed the Company’s disclosures in Notes 1(i), 4 and 5 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 6, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 6, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 6, 2026

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025, AND 2024

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$293,312	$343,373
Restricted cash	4,817	4,939
Margin deposits	4,270	4,270
Time deposits	5,000	—
Trade accounts receivable, net (Note 1(f))	41,079	26,451
Capitalized voyage expenses	777	1,437
Due from related parties (Note 2)	—	2,842
Advances and other	19,461	36,284
Inventories	12,591	18,948
Investments In Debt Securities held to maturity, short-term	15,141	—
Investment In Debt Securities, available for sale	15,494	—
Prepaid insurance and other	8,627	8,380
Receivable, short-term (Note 3)	12,767	4,370
Current portion of financial instruments-Fair value (Note 14)	1,296	509

Total current assets	434,632	451,803

FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion (Note 14)	—	84
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	7,770	15,937
LONG-TERM RECEIVABLE (Note 3)	—	8,183
INVESTMENTS IN DEBT SECURITIES HELD TO MATURITY (Note 9)	25,233	25,230
FIXED ASSETS (Note 4)
Advances for vessels under construction	301,868	246,392
Vessels	4,344,691	4,030,874
Accumulated depreciation	(1,188,616)	(1,111,091)
Vessels’ Net Book Value	3,156,075	2,919,783

Total fixed assets	3,457,943	3,166,175

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	27,503	39,110

Total assets	$3,953,081	$3,706,522

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$301,734	$251,752
Payables	42,676	55,846
Due to related parties (Note 2)	3,170	880
Dividends payable	15,064	—
Accrued liabilities	68,117	49,901
Unearned revenue (Note 1(m))	17,273	37,410
Current portion of obligations under operating leases (Note 3)	7,770	11,608
Current portion of financial liability under operating leases (Note 3)	249	1,097
Current portion of financial instruments-Fair value (Note 14)	1,987	25

Total current liabilities	$458,040	$408,519

	2025	2024
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,619,241	1,495,342
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	—	4,329
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 15)	12,322	31,135
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	473	—
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2025 and December 31, 2024	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2025 and December 31, 2024; 30,805,776 shares issued and 30,127,603 shares outstanding at December 31, 2025 and December 31, 2024	151,541	151,541
Additional paid-in capital	926,769	919,718
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive loss	(1,886)	(904)
Retained earnings	738,350	652,651

Total Tsakos Energy Navigation Limited stockholders’ equity	1,819,476	1,727,708
Non-controlling interest	43,529	39,489
Total stockholders’ equity	1,863,005	1,767,197

Total liabilities and stockholders’ equity	$3,953,081	$3,706,522

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2025	2024	2023
VOYAGE REVENUES:	$798,689	$804,061	$889,566
EXPENSES:
Voyage expenses	122,184	152,875	155,724
Charter hire expense	13,551	17,966	24,680
Vessel operating expenses	210,960	198,049	194,914
Depreciation and amortization	170,054	159,902	144,241
General and administrative expenses	42,079	45,373	33,339
Gain on sale of vessels (Note 4)	(12,456)	(48,662)	(81,198)
Impairment charges (Note 4)	—	—	26,367

Total expenses	546,372	525,503	498,067

Operating income	252,317	278,558	391,499

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(97,839)	(112,151)	(100,821)
Interest income	10,492	15,124	14,582
Other, net	(26)	99	(176)

Total other expenses, net	(87,373)	(96,928)	(86,415)

Net income	164,944	181,630	305,084
Less: Net income attributable to the non-controlling interest	(4,040)	(5,399)	(4,902)

Net income attributable to Tsakos Energy Navigation Limited	$160,904	$176,231	$300,182

Effect of preferred dividends (Note 10)	(27,000)	(27,000)	(30,184)
Deemed dividend on Series D Preferred Shares (Note 10)	—	—	(3,256)
Undistributed and distributed income allocated to non-vested restricted common stock (Note 10)	(1,602)	(959)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$132,302	$148,272	$266,742
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$4.45	$5.03	$9.04

Weighted average number of shares, basic and diluted	29,739,492	29,505,603	29,505,603

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2025	2024	2023
Net income	$164,944	$181,630	$305,084
Other comprehensive income
Unrealized loss on interest rate swaps, net	(982)	(3,389)	(5,180)

Comprehensive income	163,962	178,241	299,904

Less: comprehensive income attributable to the non-controlling interest	(4,040)	(5,399)	(4,902)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$159,922	$172,842	$295,002

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income	—	—	—	—	—	300,182	—	300,182	4,902	305,084
Redemption of Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(20,388)	(20,388)
Redemption of Series D preferred shares	(3,517)	—	(81,154)	—	—	(3,256)	—	(87,927)	—	(87,927)
Cash dividends paid ($1.0 per common share)	—	—	—	—	—	(29,508)	—	(29,508)	—	(29,508)
Dividends paid on Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(1,446)	(1,446)
Dividends paid on Series D preferred shares	—	—	—	—	—	(3,907)	—	(3,907)	—	(3,907)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Other comprehensive loss	—	—	—	—	—	—	(5,180)	(5,180)	—	(5,180)
BALANCE December 31, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647
Net income	—	—	—	—	—	176,231	—	176,231	5,399	181,630
Issuance and forfeiture of restricted shares 622,000	—	622	(622)	—	—	—	—	—	—	—
Cash dividends paid ($1.50 per common share)	—	—	—	—	—	(44,817)	—	(44,817)	—	(44,817)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Stock based compensation expense	—	—	8,126	—	—	—	—	8,126	—	8,126
Other comprehensive loss	—	—	—	—	—	—	(3,389)	(3,389)	—	(3,389)
BALANCE December 31, 2024	$11,493	$151,541	$919,718	678,173	$(6,791)	$652,651	$(904)	$1,727,708	$39,489	$1,767,197
Net income	—	—	—	—	—	160,904	—	160,904	4,040	164,944
Cash dividends declared ($0.50 per common share)	—	—	—	—	—	(15,064)	—	(15,064)	—	(15,064)
Cash dividends paid ($1.10 per common share)	—	—	—	—	—	(33,141)	—	(33,141)	—	(33,141)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Stock based compensation expense	—	—	7,051	—	—	—	—	7,051	—	7,051
Other comprehensive loss	—	—	—	—	—	—	(982)	(982)	—	(982)
BALANCE December 31, 2025	$11,493	$151,541	$926,769	678,173	$(6,791)	$738,350	$(1,886)	$1,819,476	$43,529	$1,863,005

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (expressed in thousands of U.S. dollars)

	2025	2024	2023
Cash Flows from Operating Activities:
Net income	$164,944	$181,630	$305,084
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	148,307	138,396	122,811
Amortization of deferred dry-docking costs and leasehold improvements	21,747	20,091	21,124
Amortization of deferred finance costs	3,261	3,626	3,623
Amortization of right of use assets for finance lease	—	1,415	306
Amortization of assumed liabilities from time charters attached	(18,813)	(15,792)	—
Amortization of revenue escalation	942	2,013	(3,984)
Stock-based compensation expense	7,051	8,126	—
Interest expense on long term receivable, net	—	(541)	(505)
Interest income from debt securities, held to maturity, accrued	(144)	(166)	(64)
Interest income from debt securities, available for sale, accrued	(69)	—	—
Change in fair value of derivative instruments	254	(3,541)	(5,868)
Gain on sale of vessels	(12,456)	(48,662)	(81,198)
Impairment charges	—	—	26,367
Payments for dry-docking	(14,784)	(24,738)	(19,071)
(Increase) Decrease in:
Receivables and other, net	4,095	16,866	28,371
Inventories	6,357	3,565	3,704
Prepaid insurance and other	(929)	(3,398)	2,905
Capitalized voyage expenses	660	11	456
Increase (Decrease) in:
Payables and other	(10,880)	12,961	(11,830)
Accrued liabilities	18,216	10,314	(2,805)
Unearned revenue	(20,137)	5,508	5,853

Net Cash provided by Operating Activities	297,622	307,684	395,279

Cash Flows from Investing Activities:
Advances for vessels under construction	(219,593)	(160,413)	(134,741)
Vessel acquisitions and/or improvements	(302,150)	(489,609)	(163,644)
Investments in debt securities, held to maturity	(25,000)	(20,000)	(5,000)
Investments in debt securities, available for sale	(15,425)	—	—
Proceeds from redemption of debt securities, held to maturity	10,000	—	—
Time deposits	(5,000)	—	—
Proceeds from sale of vessels	99,050	228,416	165,944

Net Cash used in Investing Activities	(458,118)	(441,606)	(137,441)

Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	490,852	410,632	411,424
Financing costs	(1,831)	(4,805)	(3,952)
Payments of long-term debt and other financial liabilities	(317,719)	(226,085)	(426,315)
Payments on principal portion of financial liabilities	(848)	(2,385)	(1,564)
Redemption of Series D preferred shares	—	—	(87,927)
Redemption of Series B preferred shares	—	—	(20,388)
Cash dividends	(60,141)	(71,817)	(61,861)

Net Cash provided by (used in) Financing Activities	110,313	105,540	(190,583)

	2025	2024	2023
Net (decrease) increase in cash and cash equivalents and restricted cash	(50,183)	(28,382)	67,255
Cash and cash equivalents and restricted cash at beginning of period	348,312	376,694	309,439

Cash and cash equivalents and restricted cash at end of period	$298,129	$348,312	$376,694

Interest paid
Cash paid for interest net of amounts capitalized	$94,003	$108,648	$101,344
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	293,312	343,373	372,032
Restricted cash	4,817	4,939	4,662

Total Cash and cash equivalents and restricted cash	298,129	348,312	376,694

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Significant Accounting Policies

(a) Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including three vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c) Other Comprehensive Income: The consolidated statement of other comprehensive income, presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive (loss) income on the face of the statement in which the components of other comprehensive income are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

(e) Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash. Interest earned on cash and cash equivalents and cash deposits is presented as interest income in the accompanying consolidated statements of comprehensive income.

(f) Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2025, 2024 and 2023, the Company had no material write offs of trade accounts receivable, deemed uncollectible.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the consolidated statements of comprehensive income.

The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

Impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2025, and December 31, 2024.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2025, and December 31, 2024.

(g) Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(h) Fixed Assets: Fixed assets consist of vessels and vessels under construction. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and upon delivery of new buildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i) Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels (including vessels under construction) for impairment, whenever events or changes in circumstances (such as market conditions, regulatory and environmental developments, potential sales and other business plans) indicate that the carrying amount of a vessel including any unamortized dry-docking costs (Note 1(j)) may not be recoverable, in accordance with ASC 360 “Property, Plant and Equipment”. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels, for which impairment indicators were present, indicated no impairment as of December 31, 2025 and December 31,2024, and $26,367 for the year ended December 31, 2023 (Note 4).

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment, under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(j)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right-of-use assets as of December 31, 2025, 2024 and 2023, indicated no impairment charge.

(j) Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee shall amortize the leasehold improvements to the end of their useful life.

(k) Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Expenses for undrawn loan amounts as of the balance sheet date are capitalized and deferred, as applicable. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(l) Accounting for Leases (Company act as lessee): Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. The Company remeasures the lease liability to reflect changes to the lease payments as described in paragraphs 842-10-35-4 through 35-5. The discount rate is also revised at the remeasurement date based on the remaining lease term and lease payments. A lessee shall recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. The Company also reassesses lease term and classification of the lease as this might be deemed necessary upon remeasurement.

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income. Upon exercise of the option to purchase the underlying asset and settlement of the remaining lease liability, if the right-of-use asset was not previously presented together with vessels, the Company reclassifies the right-of-use asset to Fixed Assets under the consolidated balances sheets and applies Topic 360 to the asset beginning on the date the purchase option was exercised.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income. (Note 1(j)).

Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

The Company has three sale and leaseback transactions accounted for as operating leases as of December 31, 2025, and 2024, and one accounted for as a financing arrangement as of December 31, 2025, and 2024 (Notes 3 & 6).

(m) Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $136,701, $218,588 and $348,860 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025 and 2024, receivables from voyage charters and contracts of affreightment amounted to $7,302 and $11,416 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time, bareboat charters and pooling arrangements: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter.

Thus, time and bareboat charter agreements are accounted as operating leases (Company acts as lessor), ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842.

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted as a variable rate operating leases, falling under the scope of ASC 842 and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter/pooling arrangements, and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements and pooling arrangements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements and pooling arrangements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter and pooling arrangements in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements and pooling arrangements.

Profit sharing contracts are accounted as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Revenues from time, bareboat and pooling charter arrangements amounted to $661,988, $585,473 and $540,706 for the years ended December 31, 2025, 2024 and 2023, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company’s vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is realized or realizable and all contingencies are resolved. During 2025, 2024 and 2023, the Company incurred insurance recoveries from loss of hire amounting to $3,489, $11,075 and $5,400, respectively, included in voyage revenues of the consolidated statements of comprehensive income.

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2025, to fulfill contracts were $3,905. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2025 and 2024, receivables from voyage related and operating reimbursable expenses amounted to $365 and $995, respectively, the majority of them collected upon completion of the voyage.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2025, 2024 and 2023, the Company incurred insurance recoveries from damages to fixed assets amounting to $3,714, $10,774 and $8,867, respectively, included in operating and voyage expenses of the consolidated statements of comprehensive income.

European Union’s Emissions Trading System: From January 1, 2024, the European Union expanded the EU Emissions Trading System to cover ships over 5,000 gross tonnage, requiring companies to acquire and surrender EU allowances (“EUAs”) for emissions from voyages to, from, and within the EU. The system covers 100% of intra-EU emissions and 50% of international voyage emissions, with obligations phased in at 40% (2025), 70% (2026), and 100% from 2027 onward. Shipping companies must surrender allowances corresponding to their verified annual emissions by scheduled deadlines (by 30 September each year for emissions of the previous calendar year). The value of the EUAs to be provided to the Company pursuant to the terms of its agreements with the charterers of its vessels is included in voyage revenues in the accompanying consolidated statements of comprehensive income, with a corresponding impact in trade accounts receivable, net, in the accompanying consolidated balance sheets, considering the Company has an unconditional right for reimbursement. The value of the EUA obligations incurred by the Company under the EU ETS are included in voyage expenses, in the accompanying consolidated statements of comprehensive income, with a corresponding impact in accrued liabilities in the accompanying consolidated balances sheets. EUAs held by the Company are intended to be used to settle its EUA obligations and are included in advances and other in the accompanying consolidated balance sheets accounted for as intangible assets at cost. (Note 16).

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which a related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $12,450 as at December 31, 2025 ($23,151 as at December 31, 2024), and to revenue resulting from charter agreements with varying rates at the amount of $4,823 as at December 31, 2025 ($14,259 as at December 31, 2024).

Customers’ concentration: Voyage revenues for 2025, 2024 and 2023 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2025	2024	2023
A	17%	17%	22%
B	12%	10%	10%
C	12%	9%	9%

(n) Segment Reporting: The Company has identified its Chief Operating Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting”. The CODM manages the business on a consolidated basis and uses the information as reported on the accompanying consolidated statements of comprehensive income to allocate resources, makes operating decisions and assesses performance, without discrete financial information by type of vessel or by type of charter or by type of cargo. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Although operating results may be identified by type of vessel, the CODM reviews operating results primarily by consolidated net income of the fleet as this is reflected in the accompanying consolidated statements of comprehensive income. In addition, the CODM is provided on a regular basis with the consolidated operating expenses, deemed as significant and consolidated voyage revenues, both included in the segment profit, presented under corresponding captions in the consolidated statements of comprehensive income. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The CODM does not review the operating results

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy-related products and the assets of such segment are presented under the caption total assets in the accompanying consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

(o) Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. In addition, the Company enters into EUAs swap agreements to manage its exposure to the EUAs obligations, that the Company must surrender latest by September 30, 2026, for the previous calendar year. Interest rate, bunker and EUAs price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive (loss) income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(p) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines fair value and provides guidance as to the measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts.

In accordance with the requirements of accounting guidance relating to Fair Value Measurements and Disclosures, the Company classifies and discloses its assets, liabilities carried at the fair value in one of the following categories (Note 14): Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

(q) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(r) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(s) Earnings Per Share Attributable to Common Stockholders: The Company computes earnings per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

(t) Investments in Debt Securities: The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income for all categories of investments in securities are included in the accompanying consolidated statements of comprehensive income. In addition, the Company holds an investment of $15,425 as of December 31, 2025, classified as available for sale, with realized gains applicable amounting to $69, included in the accompanying consolidated statements of comprehensive income. No unrealized gains and losses were recorded during 2025 for the Company’s investments in debt securities classified as available-for-sale. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost (Note 9). Time deposits with original maturities exceeding three months are recognized at amortized cost and presented separately in the accompanying consolidated balance sheets. As of December 31, 2025, the Company holds one time deposit of $5,000.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(u) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to liability. The difference between the carrying amount and fair value is treated by the Company as deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

(v) Liabilities assumed from time charters attached: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction, following ASC 805 “Business Combinations”. For asset acquisitions, when acquiring vessels with attached time charters, the Company recognizes any related asset or liability based on the market value of the assumed charters. It calculates the present value of the difference between the existing charter rate and the market rate for a similar charter, with the same duration, on the acquisition date. This difference is discounted using the Company’s weighted average cost of capital on the acquisition date. The acquisition cost is allocated on a relative fair value basis, to the qualifying assets acquired. Any intangible asset or liability related to the time charter is included in intangible assets and/or liabilities assumed from time charters attached, in the accompanying consolidated balance sheets and is amortized over the remaining term of the charter, in voyage revenues line of the accompanying consolidated statements of comprehensive income.

(w) Stock Based Compensation expense: Stock based compensation expense represents the cost of shares granted to directors and officers of the Company and employees, and persons who provide services to the Company and its subsidiaries and employees of any management company, under the Company’s equity incentive plan, and is included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. The restricted stock issued to employees, directors and officers of any management company, at the grant date, are measured at fair value, equal to the closing stock price on that date and are not remeasured subsequently. The related cost is recognized using the straight-line method over the requisite service period, which is the vesting period during which the employee must provide service to earn the award. For awards that are subject to performance conditions and future service conditions, and if it is probable that the performance conditions for these awards will be satisfied, then, the compensation cost in respect of these awards is recognized over the requisite service period, using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award.

Further, the Company accounts for restricted share award forfeitures upon occurrence. This is a change to the Company’s previous policy of estimating expected forfeitures, made during the year ended December 31, 2024, upon grant of awards under the 2024 Plan (Note 8). While the previous accounting policy was acceptable, the change is preferable as it aligns better with the industry’s share-based arrangements. No impact applied due to this change in the Company’s accompanying consolidated financial statements for the comparative years, thus, no retrospective application due to this change was necessary. The cumulative effect of the change in the retained earnings included in the accompanying consolidated balance sheets, was nil. The effect of the change has no material effect on the accompanying consolidated financial statements for the year ended December 31, 2025 and 2024.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. The amendments will be effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”. The standard is intended to make technical corrections, clarifications, and minor updates across various Topics in GAAP to improve clarity and application without significant changes to current practices. The amendments affect all reporting entities within the scope of the guidance and cover areas such as earnings per share, leases, investments, and income taxes. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted with optional prospective or retrospective application on an-issue-by issue basis. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree.

On January 1, 2023, monthly fees for operating conventional vessels were $30.0, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29.7, for third-party managed vessels, the handymaxes Afrodite and Ariadne (up to the sale, March 7, 2023 and February 16, 2023, respectively) and the aframax Ise Princess were $28.9, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45.1 and $36.7 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28.7. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager amounted to $28.4.

On January 1, 2024, monthly fees for operating conventional vessels were $30.0 apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $28.8, for the suezmax tanker Decathlon, $30.1 for the VLCCs Ulysses, Hercules I, $45.9 for LNG carriers Maria Energy and Neo Energy (up to the sale May 31, 2024) and $37.5 for Tenergy, $30.1 for the aframax tankers Sapporo Princess (up to November 17, 2024) and Maria Princess, and $29.3 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 (up to the sale January 11, 2024) amounted to $28.7 and $29.7, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $29.3 and $28.7 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $36.0. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0.

On January 1, 2025, monthly fees for operating conventional vessels were $31.0 apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $29.3, for the suezmax tanker Decathlon, $31.0 for the VLCCs Ulysses, Hercules I, $47.1 for the LNG carrier Maria Energy, $38.8 for the LNG carrier Tenergy, $31.0 for the aframax tanker Maria Princess and $30.0 for the aframax tanker Ise Princess (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29.2. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 and $28.4 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $37.2. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.7.

The Management Company, for services rendered, charged $20,608, $19,880 and $19,503 for the years ended December 31, 2025, 2024 and 2023, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying consolidated statements of comprehensive income.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the discretion of the Holding Company’s Board of Directors. For the years

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

ended December 31, 2025, 2024 and 2023, an award of $3,000, $7,000, and $5,000, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income.

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company, is also the sole stockholder of the Management Company and the son of the founder of TST (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2025, are $25,779 for 2026, $25,380 for 2027, $26,753 for 2028, $27,785 for 2029, $27,794 for 2030 and $112,550 from 2031 to 2035.

Also, under the terms of the Management Agreement, the Management Company provide supervisory services for the construction of new vessels for a monthly fee of $21.7 in 2025, and $21.0 in 2024 and 2023, respectively. These fees in total amounted to $4,424, $2,093 and $1,897 for the years ended December 31, 2025, 2024 and 2023, respectively and are accounted for as part of construction costs. At December 31, 2025, the amount due to the Management Company was $144 ($170 at December 31, 2024).

(b) Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company’s vessels up to February 2023, when TST (Note 2(c)) assumed all technical management responsibilities for all vessels under TSM structure.

The previously named TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TSM for technical services charged $nil, $nil and $567 for the years ended December 31, 2025, 2024 and 2023, respectively, and it is included in operating expenses in the accompanying consolidated statements of comprehensive income.

At December 31, 2025, the amount due from TSM was $nil ($2,623 at December 31, 2024), relating to advance payments on vessel operating expenses.

TSM has a 25% share in a manning agency, located in the Philippines, named TSM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TSM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“TST”): The Management Company appointed TST to provide technical management to the Company’s vessels from February 2023. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels.

TST for technical services rendered, charged $2,507, $2,222, $1,203 for the years ended December 31, 2025, 2024 and 2023, respectively, included in operating expenses in the accompanying consolidated statements of comprehensive income. At December 31, 2025, the amount due to TST as technical manager was $828 ($176 due from TST at December 31, 2024).

TST provides chartering services for the Company’s vessels by communicating with third-party brokers to solicit research and propose charters. For this service, the Company pays TST a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying consolidated statements of comprehensive income. TST also provides sale and purchases of vessels brokerage service. In 2025 TST charged a brokerage commission of $505 (representing 0.5% of the sale price) for the sale of the suezmax tanker, Pentathlon, the two handysize vessels, Aegeas and Andromeda, and the aframax tanker Ise Princess. In 2024 TST charged a brokerage commission of $1,168 (representing 0.5% of the sale price) for the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy. In 2023 TST charged a brokerage commission of $848 (representing 0.5% of the sale price) for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite. TST may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by TST. In 2025, $1,000 in aggregate was charged for supervision fees of the two DP2 shuttle tankers Athens 04 and Paris 24, and the two suezmax tankers Dr Irene Tsakos and Silia T. In 2024, $1,000 in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, and in 2023, $500 was charged for supervision fees of the LNG carrier, Tenergy and the DP2 suezmax shuttle tanker, Porto. All commissions are paid in the ordinary course of the Company’s business.

TST for chartering services rendered, charged $9,436, $9,657 and $11,026 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, the amount due to TST as commercial manager was $577 ($430 at December 31, 2024). At December 31, 2025, an amount of $474 ($510 at December 31, 2024) is also due to TST, included in accrued liabilities, which relates to services rendered but not yet invoiced.

On July 24, 2025 and July 28, 2025, the Company sold its handysize tankers Aegeas and Andromeda, respectively, to related party interests, client companies of TST, for $14,000 and $14,000, respectively. (Note 4)

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with TST. Argosy, for services rendered, charged $18,883, $15,150 and $14,420 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, the amount due to Argosy was $1,181 ($219 due from Argosy at December 31, 2024). At December 31, 2025, an amount of $2,027 ($758 at December 31, 2024) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $7,508, $7,027 and $6,589 for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, the amount due to AirMania was $440 ($456 at December 31, 2024).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. On September 19, 2025, the Company exercised the option to extend the charter period for one year. As of the effective date of the extension, the Company has remeasured the right-of-use asset under operating leases, and the corresponding obligation under operating leases based on the present value of the future minimum lease payments. In addition, the discount rate was revised at the remeasurement date based on the remaining lease term and lease payments. As of December 31, 2025, the Company has classified the seller’s credit, as short-term receivable amounting to $4,411. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $249 (current) as of December 31, 2025, and $1,097 (current) as of December 31, 2024.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2025, the Company has classified the seller’s credit, as short-term receivable amounting to $8,356. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

At December 31, 2025 and 2024, the Company assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2025, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $4,329 for the two suezmaxes Arctic and Antarctic and $3,441 for the aframax tanker Sakura Princess, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the three right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 4.55% (2.54% prior to re-measurement date, September 19, 2025) for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.97 and 0.48 years, respectively, as at December 31, 2025 and 0.97 and 1.48 years, respectively, as at December 31, 2024. As at December 31, 2025 and 2024, both

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

the right-of-use assets and the corresponding obligation under operating leases were $7,770 (current) and $15,937 (current portion $11,608 and non-current portion $4,329), respectively.

Year	Lease Commitment
2026	9,021
Minimum net lease payments	$9,021

Less: Present value discount	(1,002)

Total Obligations under operating leases and financial liability	$8,019

The Company has subleased all three vessels and recognized sublease revenue, net of voyage expenses of $29,273 and $33,217 for the years ended December 31, 2025, and 2024, respectively, compared to five vessels with recognized sublease revenue, net of voyage expenses of $77,414 for the year ended December 31, 2023.

Finance leases

On January 9, 2020, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there was a seller’s credit of $11,800 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted for the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On May 31, 2024, the Company signed an addendum in the bareboat agreement for each of the two suezmax tankers, Archangel and Alaska, to repurchase both vessels. In accordance with ASC 842, the Company accounted for the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease. On July 19, 2024 and August 22, 2024, the Company repurchased Alaska and Archangel, respectively, at a purchase price of $21,000 each, net of the seller’s credit amount of $5,900 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $43,316, including the application of the seller’s credit of $11,800 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 7.1%. During 2024, the lease liability under finance leases was reduced by $1,835 to reflect the lease payments made during the period and increased by an interest expense of $517, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $55,116. The amount of the right-of-use assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. During 2024, the right-of-use assets were amortized by $1,415. Upon repurchase of Alaska and Archangel, the Company derecognized the right-of-use assets and the lease liability amounting to $53,702 and $41,998, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 4).

The Company has subleased both vessels (Archangel and Alaska), the amount of $6,777 and $3,206 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2024 until May 31, 2024) and the finance lease period, respectively (May 31, 2024 until July 17, 2024 and August 22, 2024 for Alaska and Archangel, respectively).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4. Vessels

Acquisitions

On April 28, 2025, on June 5, 2025, on August 14, 2025 and on October 1, 2025, the Company took delivery of its newbuilding DP2 shuttle tanker Athens 04 (Adrian Maritime Ltd.), its suezmax tanker Dr Irene Tsakos (Scout Shiptrade Ltd.), its newbuilding DP2 shuttle tanker Paris 24 (History Maritime Ltd.) and its suezmax tanker Silia T (Iris Marine Corp.), for an aggregate cost of $461,068.

On January 11 and 19, 2024 the Company took delivery of its newbuilding aframax tankers Chios DF (Simel Navigation Co.) and Ithaki DF (Torvi Marine Corp.), respectively, for an aggregate cost of $156,649. During the first half of 2024, the Company acquired four aframax tankers DF Montmartre (Pink Diamond Sea Inc.), Alpes (Ortsa Oceanway Corp.), DF Mystras (Palermo Enterprises Corp.), Aspen (Quartz Maritime Limited), and the suezmax tanker Popi Sazaklis (Soho Shipping & Trading Co.), for an aggregate cost of $350,000.

On July 19, 2024 and August 22, 2024, the Company acquired the two suezmaxes Alaska (Lobelia Shipping Ltd) and Archangel (Creed Shipping S.A.), respectively (Note 3).

Sales

In 2025, the Company sold its suezmax tanker Pentathlon, the two handysize vessels, Aegeas and Andromeda, and the aframax tanker Ise Princess for net proceeds of $99,050, realizing total gain of $12,456.

In 2024, the Company sold its suezmax tankers Eurochampion 2004 and Euronike, the aframax tankers Izumo Princess and Nippon Princess for net proceeds of $151,779, realizing total gain of $59,006. In 2024, the Company also sold its LNG carrier Neo Energy, for net proceeds of $76,637 realizing total loss of $10,344.

In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165,944, realizing total gains of $81,198.

The net (gains) losses from the sale of the vessels are separately reflected in the accompanying consolidated statements of comprehensive income.

Impairment

As of December 31, 2025, and December 31, 2024, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use assets under operating leases, whenever events or changes in circumstances indicated that impairment indicators were present. As of December 31, 2025, and December 31, 2024, this review did not indicate an impairment of the carrying value of the Company’s vessels, vessels under construction and its right-of-use assets under operating leases.

As of December 31, 2023, this review indicated that events and circumstances changed during 2023 and that the carrying amount of the LNG carrier Neo Energy, built in 2007 was not recoverable. The fair value of this vessel as at December 31, 2023 was determined based on Level 3 inputs of the fair value hierarchy, through a combination of future discounted net operating cash flows, and third party valuations (Note 14(c)). More specifically, the Company’s future discounted net operating cash flows for this vessel were determined using significant unobservable inputs, such as a discount rate of 7.7%, based on estimated weighted average cost of capital using cost of equity and cost of debt components and daily rate of $42.9, based on ten-year historical

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

average for LNG carriers. Based on this evaluation the Company determined that the carrying value of the LNG carrier Neo Energy should be impaired. Consequently, its carrying value of $114,367 has been written down to $88,000, and an impairment charge of $26,367 has been recorded.

Impairment charges are separately reflected in the accompanying consolidated statements of comprehensive income.

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $23,786 and $38,135 at December 31, 2025 and 2024, respectively. Leasehold improvements for the suezmaxes Arctic, Antarctic and the aframax Sakura Princess amounted to $3,717, at December 31, 2025 ($975 at December 31, 2024). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income.

6. Long–term debt and other financial liabilities

Long-term debt

Facility	2025	2024
Loans	1,788,115	1,605,654
Less: Deferred finance costs, net	(8,059)	(8,495)

Total long-term debt	1,780,056	1,597,159

Less: Current portion of debt	(295,490)	(245,475)
Add: Deferred finance costs, current portion	2,797	2,739

Long-term debt, net of current portion and deferred finance costs	1,487,363	1,354,423

Loan balances outstanding at December 31, 2025, amounted to $1,788,115. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between July 2026 and September 2033. Interest rates on the outstanding loans as at December 31, 2025, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On March 24, 2025, the Company prepaid the amount of $10,200 to the lender due to sale of its suezmax tanker Pentathlon.

On April 2, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the handysize tankers, Byzantion and Bosporos. The loan is repayable in three semi-annual installments of $1,365.

On April 14, 2025, the Company signed a four-year loan agreement amounting to $114,067 relating to the refinancing of the DP2 shuttle tankers, Porto and Lisboa. On April 16, 2025, the Company drew down the amount of $114,067 and prepaid the amount of $106,567. The new loan is repayable in nine semi-annual installments of $2,087 and eight semi-annual installments of $3,125, commencing three months and six months after the drawdown date, respectively, plus a balloon of $70,284 payable together with the last installment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On May 22, 2025, the Company signed a new seven-year loan agreement amounting to $64,125 relating to the post- delivery financing of the under construction suezmax tanker Dr Irene Tsakos. The new loan is repayable in fourteen semi-annual installments of $1,781, commencing six months after the delivery of the vessel, plus a balloon of $39,191 payable together with the last installment. The drawdown of $64,125 was made on May 30, 2025, for the payment of the delivery installment of the shipbuilding yard.

On September 17, 2025, the Company signed a new six-year loan agreement amounting to $64,125 relating to the post- delivery financing of the under construction suezmax tanker Silia T. The new loan is repayable in twelve semi-annual installments of $1,781.25, commencing six months after the delivery of the vessel, plus a balloon of $42,750 payable together with the last installment. The drawdown of $64,125 was made on September 29, 2025, for the payment of the delivery installment of the shipbuilding yard.

On October 21, 2025, the Company signed a new seven-year loan agreement amounting to $108,243 relating to post- financing of the two MR tankers under construction Delos T and Dion and the LR1 tanker under construction HN1623. On January 7, 2026 and on January 12, 2026 the Company drew down the amount of $27,427.6 and $5,483.5, respectively for the MR tanker under construction Delos T. On February 10, 2026 and on February 17, 2026 the Company drew down the amount of $27,424 and $5,487.1, respectively for the MR tanker under construction Dion. The new loan for each of the two MR tankers under construction is repayable in fourteen semi-annual installments of $914.2, commencing six months after the drawdown date, plus a balloon of $20,112.3 payable together with the last installment and the new loan for the LR1 tanker under construction is repayable in fourteen semi-annual installments of $1,178.4, commencing six months after the drawdown date, plus a balloon of $25,923.2 payable together with the last installment.

On November 5, 2025, the Company signed a five-year loan agreement amounting to $67,000 relating to the refinancing of the panamax tankers, World Harmony, Chantal, Socrates, Selecao and the aframax tanker Sapporo Princess. On November 11, 2025, the Company drew down the amount of $67,000 and on November 12, 2025 prepaid the amount of $16,829. The new loan is repayable in ten semi-annual installments of $4,700, plus a balloon of $20,000 payable together with the last installment.

On November 24, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the panamax tankers, Selini and Salamina. The loan is repayable in two semi-annual installments of $1,154.5.

On December 12, 2025, the Company signed a twelve-year loan agreement amounting to $1,077,341 relating to the pre- and post- delivery financing of the nine DP2 suezmax shuttle tankers under construction Ipanemas DP, Copa DP, Selecao DP, Maracana DP, Leblon DP, Hull 2738, Hull 2739, Hull 2740 and Hull 2741. On January 22, 2026, the Company drew down the amount of $144,185 in aggregate, for the nine DP2 suezmax shuttle tankers under construction. On March 3, 2026, the Company drew down the amount of $14,812 for the DP2 shuttle tanker under construction Ipanemas DP. The loan for each of the nine DP2s under construction is repayable in twenty-four semi-annual installments of $3,012.8, plus a balloon of $47,397.4 payable on the date falling six years after the delivery date of each vessel.

On December 19, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the aframax tankers, Promitheas and Propontis. The loan is repayable in two semi-annual installments of $1,831, plus a balloon of $8,326 payable together with the last installment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On February 13, 2026, the Company signed a seven-year loan agreement amounting to $120,000 relating to the refinancing of the LNG carrier, Maria Energy. On February 19, 2026, the Company drew down the amount of $120,000 and prepaid the amount of $84,310. The new loan is repayable in fourteen semi-annual installments of $5,455, plus a balloon of $43,630 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2025, interest rates on the bank loans ranged from 5.12% to 6.50%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2025	5.76%
Year ended December 31, 2024	6.87%
Year ended December 31, 2023	6.68%

Loan movements throughout 2025:

Loan	Origination Date	Original Amount	Balance at January 1, 2025	New Loans	Prepaid	Repaid	Balance at December 31,2025
12-year term loan	2016	309,824	58,984	—	—	10,069	48,915
7 1/2-year term loan	2017	85,000	45,334	—	42,500	2,834	—
8-year term loan	2018	82,752	60,918	—	—	4,597	56,321
5-year term loan	2019	38,250	4,618	—	—	2,309	2,309
7-year term loan	2019	56,352	45,080	—	—	2,818	42,262
10-year term loan	2019	54,387	42,147	—	—	3,010	39,137
7-year term loan	2019	72,000	48,000	—	—	4,800	43,200
5-year term loan	2019	71,036	24,000	—	—	2,400	21,600
5-year term loan	2020	16,800	4,095	—	—	2,730	1,365
5-year term loan	2020	70,000	22,437	—	16,829	5,608	—
6-year term loan	2020	37,500	26,517	—	—	2,652	23,865
5-year term loan	2020	47,000	5,902	—	—	5,902	—
5-year term loan	2021	44,500	12,136	—	—	8,091	4,045
5-year term loan	2021	26,000	20,000	—	—	2,000	18,000
4-year term loan	2021	38,000	15,650	—	—	3,662	11,988
7-year term loan	2021	74,500	66,154	—	64,067	2,087	—
5-year term loan	2022	62,000	48,250	—	—	5,500	42,750
6-year term loan	2022	67,500	45,000	—	—	9,000	36,000
5-year term loan	2022	25,200	17,675	—	—	3,010	14,665
8-year term loan	2022	118,400	111,800	—	—	6,600	105,200
5-year term loan	2022	42,000	31,116	—	10,200	2,042	18,874
6-year term loan	2022	67,500	49,500	—	—	9,000	40,500
5-year term loan	2022	189,000	165,376	—	—	11,812	153,564
5-year term loan	2023	85,000	27,600	—	—	6,867	20,733
5-year term loan	2023	72,150	63,131	—	—	6,013	57,118
5-year term loan	2023	70,000	61,450	—	—	5,700	55,750
5-year term loan	2023	49,000	39,812	—	—	6,125	33,687

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan	Origination Date	Original Amount	Balance at January 1, 2025	New Loans	Prepaid	Repaid	Balance at December 31,2025
8-year term loan	2023	118,400	115,111	—	—	6,578	108,533
7-year term loan	2023	100,000	25,864	74,136	—	—	100,000
5-year term loan	2024	245,000	236,229	—	—	17,541	218,688
7-year term loan	2024	103,456	25,864	77,592	—	2,874	100,582
7-year term loan	2024	111,776	14,904	29,807	—	—	44,711
5-year term loan	2024	25,000	25,000	—	—	3,571	21,429
4 1/4-year term loan	2025	114,067	—	114,067	—	5,212	108,855
7-year term loan	2025	64,125	—	64,125	—	1,781	62,344
6-year term loan	2025	64,125	—	64,125	—	—	64,125
5-year term loan	2025	67,000	—	67,000	—	—	67,000

Total			1,605,654	490,852	133,596	174,795	1,788,115

As of December 31, 2025, total undrawn amounts of the existing loan agreements amounted to $1,252,649.

The above bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $37,038 at December 31, 2025, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As at December 31, 2025, the Company and its subsidiaries had thirty-five loan agreements, totaling $1,788,115. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2025.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding working capital.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2025, are as follows:

Year	Amount
2026	$295,490
2027	349,604
2028	280,046
2029	314,124
2030	102,068
2031 and thereafter	446,783

Total	$1,788,115

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Other financial liabilities	$142,256	$151,584
Less: Deferred finance costs, net	(1,337)	(1,649)

Total other financial liabilities, net	140,919	149,935

Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	287	312

Other financial liabilities, net of current portion and deferred finance costs	$131,878	$140,919

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and recognized the sale proceeds as other financial liabilities.

The annual principal payments of Other financial liabilities required to be made after December 31, 2025, are as follows:

Year	Amount
2026	$9,328
2027	9,328
2028	9,328
2029	9,328
2030	9,328
2031 and thereafter	95,616

Total	$142,256

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7. Interest and Finance Costs, net

	2025	2024	2023
Interest expense	106,875	121,574	106,727
Less: Interest capitalized	(12,857)	(8,273)	(4,923)

Interest expense, net	94,018	113,301	101,804
Interest expense on redeemable preferred shares	—	—	791
Bunker and other commodities swaps, put and call options cash settlements	(207)	(1,376)	288
Amortization of deferred finance costs	3,261	3,626	3,623
Bank charges	224	107	237
Amortization of deferred gain on termination of financial instruments	(1,189)	(3,596)	(5,265)
Change in fair value of non-hedging financial instruments	1,732	89	(657)

Net total	97,839	112,151	100,821

Interest expense was $106,875, $121,574 and $106,727 for the years ended December 31, 2025, 2024 and 2023, respectively.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $12,857, $8,273 and $4,923 for the years ended December 31, 2025, 2024 and 2023, respectively.

In 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in accumulated other comprehensive (loss) income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2025, 2024 and 2023, amortization of deferred gain on termination of hedging interest rate swaps amounted to $1,189 (positive) $3,596 (positive) and $5,265 (positive), respectively.

At December 31, 2025, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $339,174, maturing from September 2026 through March 2028, on which it pays fixed rates averaging 3.18% and receives floating rates based on three-month SOFR and six-month SOFR. Four out of the five interest rate swaps have an option for extension at the financial institutions’ discretion, maturing from November 2026 through September 2031. The interest rate swap agreements were designated and qualified as non-hedging interest rate swaps.

At December 31, 2024, the Company held one floating-to-fixed interest rate swap with a major financial institution covering notional amount of $58,500, maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

The change in fair value of the above non-hedging interest rate swaps has been included in the change in fair value of non-hedging financial instruments. The fair value of these swap agreements was $201 (negative) and $266 (positive) as at December 31, 2025 and 2024, respectively. The change in the fair values for the years ended December 31, 2025, 2024 and 2023 was $467 (negative), $144 (positive) and $122 (positive), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

During 2025, the Company entered into fourteen bunker swap agreements and four other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, with maturity dates between August 2025 through December 2027. For the year ended December 31, 2025, the total net cash received for those agreements amounted to $207. As at December 31, 2025, the Company held six bunker swap agreements and one EUAs swap agreement. During 2024, the Company entered into thirteen bunker swap agreements and six other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, with maturity dates between July 2024 through December 2025. For the year ended December 31, 2024, the total net cash received for those agreements amounted to $1,376. As at December 31, 2024, the Company held five bunker swap agreements and three EUAs swap agreements.

The fair value of bunker swap agreements and EUAs emission swap agreements at December 31, 2025 and 2024, was $963 (negative) and $302 (positive), respectively. The change in the fair values for the years ended December 31, 2025, 2024 and 2023 was $1,265 (negative), $233 (negative) and $535 (positive), respectively.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $791, were recognized as interest expense.

During 2025, 2024 and 2023, the Company has written-off unamortized deferred finance costs of $nil, $202, and $430, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

8. Stockholders’ Equity

On May 1, 2024, the Company’s Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the Company’s share-based incentive plan adopted in 2012. The 2024 Plan permits the Company to grant share options or other share based awards with respect to up to 1,000,000 of the Company’s common shares to its directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of the Company’s managers. On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors and officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company, of which 3,000 shares have subsequently been forfeited during the second half of 2024. During 2025, no shares have been forfeited. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares vested on January 1, 2025, 25% vested on July 1, 2025, 25% vested on January 1, 2026, and 25% to vest on July 1, 2026.

During 2025 and 2024, stock-based compensation expense on restricted common stock amounted to $7,051 and $8,126, respectively. Total unrecognized stock-based compensation expense relating to the Company’s outstanding restricted common stock at December 31, 2025 and 2024 was $1,038 and $8,089, respectively. The

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

average period over which the total stock-based compensation expense related to non-vested restricted common stock, was expected to be recognized, was 0.49 and 1.49 years as at December 31, 2025 and 2024, respectively.

Movements under this plan are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non-Vested RSUs	Grant – Date Fair Value per share
December 31, 2023	—	—	—	—	$—
Granted July 24,2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2024	—	—	—	—	$26.07

December 31, 2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2025	—	—	311,000	(311,000)	$26.07

December 31, 2025	625,000	(3,000)	311,000	311,000	$26.07

On July 7, 2023, the Company redeemed all of its 3,517,061 Series D Preferred Shares, par value $1.00 per share with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.243056 per share, as declared on May 30, 2023. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 10).

9. Investments in debt securities held to maturity

As of December 31, 2024, the Company held four investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $25,230.

On February 7, 2025, the Company entered a five-year investment in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 14th day of February, May, August and November in each year from, and including, May 14, 2025, to, and including, August 14, 2030.

On June 25, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 2nd day of July, October, January and April in each year from, and including, October 2, 2025, to, and including, July 2, 2032.

On July 22, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 29th day of July, October, January and April in each year from, and including, October 29, 2025, to, and including, July 29, 2032.

On August 28, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 3rd day of September, December, March and June in each year from, and including, December 3, 2025, to, and including, September 3, 2032.

On April 28, 2025, and on December 3, 2025 an investment of debt securities amounting to $5,000 and $5,000 were redeemed, respectively. On February 17, 2026, an investment of debt securities amounting to $10,000 was redeemed. The issuer exercised their redemption option as per contractual terms. These proceeds are reflected in the accompanying consolidated statements of cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2025, the Company held six investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $40,374 (current portion $15,141 and non-current portion $25,233).

The maturity schedule of the outstanding investments in debt securities as of December 31, 2025, is as follows:

Maturity date	Carrying amount	Fair value
Due within 1 year	$15,141	$15,125
Due in 1-5 years	10,088	10,094
Due in 5-10 years	15,145	14,601

Total	$40,374	$39,820

No allowance for credit losses was warranted on investments as of December 31, 2025 and 2024, respectively.

10. Earnings per Common Share

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. Non-vested restricted common stock granted under the Company’s 2024 Plan, are entitled to receive dividends which are not refundable, and therefore are considered participating securities (Note 8). For the year ended December 31, 2023, the Company had no participating securities.

Under the two-class method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed income” is allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, basic earnings per share is computed by dividing the net income, reduced for any distributed and undistributed earnings allocated to participating securities, by the weighted average number of common shares outstanding during each year presented, less shares subject to repurchase. The Company’s participating securities do not contractually require their holders to participate in the Company’s losses. The calculation of basic earnings per share does not consider the non-vested restricted common stock as outstanding.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2025, and 2024, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the non-vested restricted common stock. The treasury stock method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted earnings per share. For purposes of the treasury stock calculation, weighted non-vested restricted shares of 170,416 and 57,182 for the years ended December 31, 2025, and 2024, respectively were considered common share equivalents but have been excluded from the calculation of diluted earnings per share as their effect is anti-dilutive.

For the year ended December 31, 2023, there were no potentially dilutive securities outstanding.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income per share:

	2025	2024	2023
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$160,904	$176,231	$300,182
Preferred share dividends, Series D	—	—	(3,184)
Preferred share dividends, Series E	(10,976)	(10,976)	(10,976)
Preferred share dividends, Series F	(16,024)	(16,024)	(16,024)
Deemed dividend on Series D preferred shares	—	—	(3,256)
Undistributed and distributed income allocated to non-vested restricted common stock	(1,602)	(959)	—

Net income attributable to common stockholders of Tsakos Energy Navigation Limited	132,302	148,272	266,742

Denominator
Weighted average number of shares, basic and diluted	29,739,492	29,505,603	29,505,603

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited	$4.45	$5.03	$9.04

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 6.15% of the Company’s 2025 revenue (8.81% in 2024 and 8.7% in 2023) was generated through charter agreements with Flopec.

12. Commitments and Contingencies

As at December 31, 2025, the Company had under construction ten DP2 suezmax shuttle tankers, two MR tankers, five Panamax LR1 tankers and three VLCC tankers.

The total contracted amount remaining to be paid for the twenty vessels under construction plus the extra costs agreed as at December 31, 2025, were $1,968,298. The amount of $437,258 is due to be paid in 2026, $632,763 in 2027 and $898,277 in 2028.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2025, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2026	$483,198
2027	334,574
2028	209,020
2029	103,019
2030	95,534
2031 to 2038	295,818

Minimum charter revenues	$1,521,163

13. Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation (Liberia, Marshall Islands, Panama, Malta) and/or vessels’ registration (Greece, Liberia, Marshall Islands, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14. Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and financial liabilities as described in Notes 6 and 7.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(b)

Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term receivables related to seller’s credits under sale and leaseback transactions, investments in debt securities held to maturity, investments in debt securities available for sale, time deposits and derivatives.

The Company places its temporary cash investments, consisting mostly of time deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the short-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)

Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, time deposits, accounts payable, short-term receivables related to seller’s credits under sale and leaseback transactions and due from (to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying amount of investments in debt securities held to maturity and available for sale approximates their respective fair values due to their short maturity and/or the volatility of the underlying interest rates.

The fair values of interest rate swap agreements, bunker swap agreements and other commodities swap agreements discussed in Note 7 above and the fair values of the investments in debt securities held to maturity discussed in Note 9 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired LNG carrier Neo Energy discussed in Note 4 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2025 and 2024, are as follows:

	2025		2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	293,312	293,312	343,373	343,373
Restricted cash	4,817	4,817	4,939	4,939
Margin deposits	4,270	4,270	4,270	4,270
Time deposits	5,000	5,000	—	—
Long-term receivable (including short-term portion)	12,767	12,767	12,553	12,553
Investment in debt securities, held to maturity (including short-term portion)	40,374	39,820	25,230	25,120
Investment in debt securities, available for sale	15,494	15,494	—	—
Debt and other financial liabilities	(1,930,371)	(1,930,371)	(1,757,238)	(1,757,238)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2025, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($4,270 as of December 31, 2024), which is recorded within margin deposits in the accompanying consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the accompanying consolidated balance sheets on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the accompanying consolidated balance sheets on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

comprehensive income or in the accompanying consolidated balance sheets, as a component of accumulated other comprehensive (loss) income.

		Asset Derivatives		Liability Derivatives
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair Value	1,126	182	1,019	—

Interest rate swaps	Financial instruments—Fair Value, net of current portion	—	84	308	—

Bunker and EUAs swaps	Current portion of financial instruments—Fair value	170	327	968	25

Bunker and EUAs swaps	Financial instruments—Fair Value, net of current portion	—	—	165	—
Subtotal		1,296	593	2,460	25

Total derivatives		1,296	593	2,460	25

Derivatives designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	(Loss) Gain Recognized in Accumulated Other Comprehensive (Loss) Income on Derivative (Effective Portion) Location	Amount

Derivative		2025	2024	2023
Interest rate swaps		91	91	(134)

Reclassification to Interest and finance costs, net due to de-designations		(1,189)	(3,596)	(5,265)
Reclassification to Depreciation expense		116	116	219

Total		(982)	(3,389)	(5,180)

The accumulated (loss) income from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive (loss) income as of December 31, 2025, 2024 and 2023, was $1,886 (loss), $904 (loss) and $2,485 (income) respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

	Net Realized and Unrealized (Loss) Gain Recognized on Statement of Comprehensive Income Location	Amount

Derivative		2025	2024	2023
Interest rate swaps	Interest and finance costs, net	(467)	144	122
Bunker and EUAs swaps	Interest and finance costs, net	(1,058)	1,143	247
Total		(1,525)	1,287	369

15. Liabilities assumed from time charters attached

Upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras, Aspen, and the suezmax tanker Popi Sazaklis (Note 4), with time charter agreements attached, the Company recognized a liability of $46,927 (Level 2), being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets. During 2025, 2024 and 2023, the amortization of liabilities assumed from time charters attached amounted to $18,813, $15,792, and $nil, respectively. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

The unamortized balance of the liability as of December 31, 2025, is expected to be amortized over the weighted average period of 1.2 years as follows:

Period/ Year	Amount
2026	8,047
2027	4,275
Liabilities assumed from time charters attached	$12,322

16. European Union’s Emissions Trading System

As of December 31, 2025, and 2024, the Company’s European Union Allowances (“EUAs”) obligation amounted to $28,477 and $12,945, respectively, with surrendering dates due September 30, 2026 and 2025, respectively, are included in accrued liabilities in the accompanying consolidated balances sheets.

As of December 31, 2024, the amount of $6,739 due to be collected from charterers is included in trade accounts receivable, net, in the accompanying consolidated balance sheets and the amount of $3,670, consisting of units (with value $3,495) purchased by the Company to be used for settlement of its own outstanding EUAs obligation and units (with value of $175) received by charterers, is included in advances and other, in the accompanying consolidated balance sheets. As of December 31, 2025, the amount of $17,385 due to be collected from charterers is included in trade accounts receivable, net, in the accompanying consolidated balance sheets. During the year ended December 31, 2025, the Company purchased units with value $5,444 to be used for settlement of its own outstanding EUAs obligation and received by charterers units with value of $7,174. Following the settlement of the Company’s obligation due on September 30, 2025, the balancing amount of $4,049 is included in advances and other, in the accompanying consolidated balance sheets as of December 31, 2025.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company’s EUAs obligation for 2025 and 2024 amounted to $28,292 and $13,034, respectively, and is included in voyage expenses in the Company’s consolidated statements of comprehensive income. The amounts of $21,387 and $8,158, for 2025 and 2024, respectively, provided by charterers, recognized under voyage revenues in the Company’s consolidated statements of comprehensive income.

EUAs obligations not reimbursable from charterers are revalued using market prices from an EUA index. For the year ended December 31, 2025 and 2024, the Company recorded $1,036 (loss) and $174 (loss), respectively for remeasurement of EUAs obligations (Note 1(m)).

17. Subsequent Events

a)	On January 1, 2026, 155,500 restricted shares or equal to the 25% of the restricted shares granted in July 2024, vested under the 2024 Plan.

b)	On January 12, 2026, the Company took delivery of its newly built MR tanker Delos T.

c)	On January 22, 2026, the Company signed a memorandum of agreement for the sale of the VLCC Ulysses.

d)	On January 28, 2026, the Company entered into an investment in a senior unsecured bond in the amount of $10,000 to receive a coupon rate of 4.25%.

e)	On January 30, 2026, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

f)	On February 9, 2026, the Company redeemed its investment classified as available for sale, with realized gains amounting to $127.

g)

On February 11, 2026, the Company entered a five-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 18th day of February, May, August and November in each year from, and including, May 18, 2026, to, and including, February 18, 2033.

h)	On February 12, 2026, the Company took delivery of its newly built MR tanker Dion.

i)	On February 19, 2026, the Company paid a dividend of $0.50 per common share.

j)	On February 25, 2026, the Company signed a shipbuilding contract for the construction of one LNG carrier (Hull 3643) with Hyundai Heavy Industries Co.

k)	On March 1, 2026, the Company signed a 3-year sponsorship agreement with a U.S. basketball team.

l)	On March 2, 2026, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

m)

On March 13, 2026, the Company entered a five-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 18th day of March, June, September and December in each year from, and including, June 18, 2026, to, and including, March 18, 2033.

n)

On March 23, 2026, the Company entered a five-year investment in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 30th day of March, June, September and December in each year from, and including, June 30, 2026, to, and including, March 30, 2033.

o)	On March 27, 2026, the Company entered into an investment in a senior unsecured bond in the amount of $6,000 to receive a coupon rate of 5.00%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

p)

During March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.